Hongli Group Inc.

March 31, 2022

Via Edgar

Mr. Jeff Kauten

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Hongli Group Inc. Amendment No. 2 to Registration Statement on Form F-1 Filed February 25, 2022 File No. 333-261945

Dear Mr. Jeff Kauten:

This letter is in response to the letter dated March 7, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Hongli Group Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

Amendment No. 2 to Registration Statement on Form F-1

Summary Consolidated Financial Data

Selected Condensed Consolidated Statements of Income and Comprehensive Income, page 25

1.	We note that pursuant to the Exclusive Business Cooperation and Management Agreement, Hongli WFOE is entitled to an annual service fee equal to the total amount of audited net income for Hongli Shandong (VIE). Please tell us how the revenue and receivable from Hongli Shandong is reflected in the subsidiaries column of your consolidating worksheets. In this regard, we note that the subsidiaries column includes equity in the VIE and share of income from VIE, however, Hongli WFOE does not have an equity interest in the VIE. Also, tell us how the expense and amounts due to Hongli WFOE are reflected in the VIE column of your worksheet. Please explain or revise your consolidating worksheets as necessary.

Response: We respectfully advise the Staff that Hongli WFOE does not have an equity interest in the VIE and VIE’s subsidiaries, therefore, we have separately presented the Hongli WFOE from our other subsidiaries, and updated “Share of income from subsidiaries” to “Benefits through VIE and VIE’s subsidiaries” in the selected condensed consolidating statements of operations, and “Investments in a subsidiary” to “Accumulated benefits through VIE and VIE’s subsidiaries” in the selected condensed consolidated balance sheets on page 27 to 29 of the Registration Statement.

Additionally, we have updated the Hongli WFOE column to include service fee income from consulting services pursuant to the Exclusive Business Cooperation and Service Agreement (the “Agreement”) since April 12, 2021, which was the signing date of the Agreement. Pursuant to the Agreement, Hongli WOFE was not entitled to received service fee income from VIE and VIE’s subsidiaries until the date of the Agreement. The current year service fee income was recorded in the “Consulting fee income from VIE and VIE’s subsidiaries” on the selected condensed consolidating statements of operations, and service fee receivable was recorded in the “Consulting fee receivable due from VIE and VIE’s subsidiaries” on the selected condensed consolidated balance sheets.

We have also updated the VIE and VIE’s subsidiaries column to include consulting fee in relation to services rendered by Hongli WOFE pursuant to the Agreement since April 12, 2021 as mentioned above. The current year service fee was recorded in the “Consulting fee in relation to services rendered by Hongli WFOE” on the selected condensed consolidating statements of operations, and service fee payable was recorded in the “Consulting fee payable due to Hongli WFOE” on the selected condensed consolidated balance sheets.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

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Very truly yours,

By:	/s/ Jie Liu
Jie Liu
Chief Executive Officer

CC: Arila Zhou, Esq.

Robinson & Cole LLP

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